UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Defined Strategy Fund (DSF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24476Y100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 24476Y100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  335,741

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  335,741

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

335,741

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

5.97%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Defined Strategy Fund Inc.
800 Scudders Mill Road
Plainsboro, New Jersy 08536

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 335,741 shares of DSF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 5.97% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of DSF fit the investment guidelines for various Accounts. Shares have been acquired since May 3, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 335,741 shares or 5.97% of the outstanding shares. Jo Ann Van Degriff presently owns 788 shares purchased on May 19, 2005 at $16.84 (43 shares), June 7, 2005 at $16.81 (40 shares), June 8, 2005 at $16.91 (5 shares) and April 19, 2006 at $17.25 (700 shares). Sophie Karpus presently owns 100 shares purchased on January 27, 2006 at $16.22. Karpus Investment Management Profit Sharing Plan currently owns 4,486 shares purchased on May 20, 2005 at $16.95 (206 shares), June 9, 2005 at $16.93 (30 shares), September 30, 2005 at $16.14 (100 shares), February 8, 2006 $16.27 (600 shares), February 9, 2006 at $16.34 (400 shares), March 29, 2006 at $16.73 (1,800 shares), April 17, 2006 at $16.23 (585 shares), April 24, 2006 at $16.21 (65 shares), and May 3, 2006 at $16.69 (700 shares). George W. Karpus presently owns 6,884 shares purchased on May 20, 2005 at $16.95 (37 shares), August 8, 2005 at $16.86 (902 shares), September 9, 2005 $16.77 (2,000 shares), December 29, 2005 at $15.68 (985 shares), May 22, 2006 at $16.26 (60 shares), and May 23, 2006 at $16.41 (2,900 shares). Karpus Investment Management Defined Benefit Plan presently owns 107 shares purchased on May 24, 2005 at $16.98 (27 shares) and June 27, 2006 at $16.93 (80 shares). Dana R. Consler presently owns 374 shares purchased on May 25, 2005 at $16.85 (14 shares), May 26, 2005 at $16.82 (10 shares) and February 9, 2006 at $16.34 (350 shares). Garnsey Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.39%, Jo Ann Van Degriff owns 0.76% and Kathleen F. Crane owns 0.08%. Garnsey Partners L.P. currently owns 3,524 shares of DSF. None of the other principals of KIM presently own shares of DSF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 6/1/2006 4600 16.67
 6/2/2006 2095 16.69
 6/5/2006 2300 16.65
 6/6/2006 8400 16.47
 6/7/2006 1100 16.52
 6/8/2006 2493 16.39
 6/13/2006 2000 16.49
 6/14/2006 1100 16.20
 6/19/2006 2500 16.61
 6/20/2006 2000 16.63
 6/21/2006 1000 16.84
 6/22/2006 900 16.81
 6/23/2006 3000 16.86
 6/26/2006 2500 16.78
 6/27/2006 2800 16.88
 6/28/2006 400 16.74
 6/29/2006 2400 16.93
 6/30/2006 1865 17.14
 7/3/2006 -46 17.35
 7/5/2006 -19 17.15
 7/6/2006 40 17.44
 7/13/2006 3000 17.3
 7/19/2006 100 17.18
 7/20/2006 500 17.16
 7/21/2006 600 17.14
 7/25/2006 600 17.55
 7/26/2006 -8 17.85
 7/31/2006 2600 18.11
 7/31/2006 -500 18.10
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the DSF securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   August 9, 2006